EXHIBIT 99.1

Costamare Inc. Announces Plans for Costamare Bulkers Holdings Limited Spin-Off

  Record date set for April 29, 2025
  Distribution date for Costamare Bulkers shares anticipated to be May 6, 2025

MONACO, April 17, 2025 (GLOBE NEWSWIRE) -- Costamare Inc. (NYSE:CMRE) (the “Company”) today announced that its Board of Directors has approved the previously announced spin-off of its dry bulk business into a standalone company, Costamare Bulkers Holdings Limited (“Costamare Bulkers”). The Company expects to complete the transaction, by way of a pro rata distribution to Costamare Inc. shareholders, on May 6, 2025.

Additional information regarding Costamare Bulkers and the proposed spin-off transaction may be found in the Registration Statement on Form 20-F (the “Registration Statement”) filed by Costamare Bulkers with the U.S. Securities and Exchange Commission (the “SEC”), which is available at www.sec.gov.

Timeline for planned spin-off

Date	Event
April 29, 2025	Record date “Due-bill” trading of Costamare Inc. shares begins
May 1, 2025	“When-issued” trading of Costamare Bulkers shares begins “Ex-distribution” trading of Costamare Inc. shares begins
May 6, 2025	Last day of “due-bill”, “when-issued” and “ex-distribution” trading Distribution of Costamare Bulkers shares to holders of Costamare Inc. shares
May 7, 2025	Regular-way trading of Costamare Bulkers shares begins

  Record date: To accomplish the spin-off, Costamare Inc. will distribute all of the Costamare Bulkers shares held by Costamare Inc. to holders of Costamare Inc. common shares on a pro rata basis. In the distribution, each Costamare Inc. shareholder will receive one common share of Costamare Bulkers share for every five Costamare Inc. common shares they hold as of the close of business on April 29, 2025, the record date for the distribution.
  “Due-bill” trading: The New York Stock Exchange (the “NYSE”) will implement a “due-bill” trading market for Costamare Inc. shares beginning on April 29, 2025 and continuing through the Distribution Date (defined below), meaning that Costamare Inc. shares will trade with an entitlement to shares of Costamare Bulkers to be distributed pursuant to the distribution.
  “When-issued” and “ex-distribution” trading: Beginning on or about May 1, 2025 and continuing through the Distribution Date, it is expected that Costamare Bulkers shares will trade on a “when-issued” basis on the NYSE under the ticker symbol “CMDB WI.”

  Also beginning on or about May 1, 2025 and continuing through the Distribution Date, it is expected that there will be two markets in Costamare Inc. common shares. Costamare Inc. shares that trade in the “regular-way” market under the symbol “CMRE” will trade with an entitlement to shares of Costamare Bulkers to be distributed pursuant to the distribution. Costamare Inc. shares that trade in the “ex-distribution” market under the symbol “CMRE WI” will trade without an entitlement to Costamare Bulkers shares. Costamare Inc. shareholders who sell their shares in the “regular-way” market from the record date and up to and including the Distribution Date will also be selling their entitlement to receive Costamare Bulkers shares in the distribution. Investors are encouraged to consult with their financial advisors regarding the specific implications of buying or selling Costamare Inc. shares on or before the Distribution Date.
  Distribution date: Holders of Costamare Inc. common shares will receive one common share of Costamare Bulkers for every five Costamare Inc. common shares held as of the record date. Costamare Inc. shareholders will receive cash upon the sale of the aggregated fractional shares in lieu of any fractional shares. The distribution is expected to occur at 5:00 p.m., New York City time, on May 6, 2025 (the “Distribution Date”), subject to customary conditions. At market close on May 6, 2025, when-issued trading of Costamare Bulkers’ shares and ex-distribution trading of Costamare Inc.’s shares will end.
  Listing date: On May 7, 2025, Costamare Bulkers shares are expected to be listed and traded “regular-way” on the NYSE under the ticker symbol “CMDB.” Costamare Inc. will continue to trade on the NYSE under the ticker symbol “CMRE.”

The proposed distribution and spin-off remain subject to, among other things, the Registration Statement being declared effective by the SEC and the approval of the listing of the Costamare Bulkers common shares on the NYSE.

Morgan Stanley & Co. LLC is advising Costamare Inc. on the transaction.

About Costamare Bulkers Holdings Limited

Costamare Bulkers Holdings Limited will be an international owner and operator of dry bulk vessels. Costamare Bulkers’ owned dry bulk fleet will consist of 38 vessels with a total carrying capacity of approximately 3,017,000 dwt, including one vessel that Costamare Bulkers has agreed to sell, with a carrying capacity of approximately 76,600 dwt. Costamare Bulkers will also own a dry bulk operating platform (CBI) which charters in/out dry bulk vessels, enters into contracts of affreightment, forward freight agreements and may also utilize hedging solutions. Costamare Bulkers’ common stock will trade on the New York Stock Exchange under the symbol “CMDB”.

About Costamare Inc.

Costamare Inc. is one of the world’s leading owners and providers of containerships for charter. The Company has 51 years of history in the international shipping industry and a fleet of 68 owned containerships, with a total capacity of approximately 513,000 TEU. The Company also participates in a leasing business. The Company’s common stock, Series B Preferred Stock, Series C Preferred Stock and Series D Preferred Stock trade on the New York Stock Exchange under the symbols “CMRE”, “CMRE PR B”, “CMRE PR C” and “CMRE PR D”, respectively.

Forward-Looking Statements

This press release contains “forward-looking statements”. In some cases, you can identify these statements by forward-looking words such as “believe”, “intend”, “anticipate”, “estimate”, “project”, “forecast”, “plan”, “potential”, “may”, “should”, “could” and “expect” and similar expressions, or by express or implied discussions regarding the potential completion of the announced spin-off of Costamare Bulkers, regarding whether the announced spin-off is in the best interests of shareholders, regarding the future commercial performance of Costamare Inc. or Costamare Bulkers, or regarding any potential strategic benefits, synergies or opportunities as a result of these actions. You should not place undue reliance on these statements. These statements are not historical facts but instead represent only the Company’s beliefs regarding future results, many of which, by their nature, are inherently uncertain and outside of the Company’s control. It is possible that actual results may differ, possibly materially, from those anticipated in these forward-looking statements. There can be no guarantee that the proposed transaction will be completed in the expected form or within the expected time frame or at all. Nor can there be any guarantee that Costamare Inc. or a separate dry bulk business will be able to realize any of the potential strategic benefits, synergies or opportunities as a result of these actions, that shareholders will achieve any particular level of shareholder returns or that the spin-off of Costamare Bulkers will be in the best interests of shareholders. For a discussion of some of the risks and important factors that could affect future results, see the discussions in the Company’s Annual Report on Form 20-F (File No. 001-34934) and Costamare Bulkers’ Registration Statement on Form 20-F (File No. 001-42581).

This press release is not an offer to sell, or a solicitation of an offer to buy or sell, any securities of Costamare Inc. or Costamare Bulkers, and may not be relied upon in connection with the purchase or sale of any such security. Should you wish to invest in Costamare Bulkers, you should do so solely on the basis of information filed by Costamare Bulkers with the SEC at or around the time of the spin-off, including the section “Risk Factors” included in the Registration Statement that Costamare Bulkers has filed with the SEC. The information filed with the SEC will be available on the SEC’s website at www.sec.gov.

Company Contacts:

Gregory Zikos - Chief Financial Officer
Konstantinos Tsakalidis - Business Development

Costamare Inc., Monaco
Tel: (+377) 93 25 09 40
Email: ir@costamare.com